FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1   Name and Address of Company:

JED Oil Inc. (“JED”)

P.O. Box 1420, 1601 - 15th Ave.

Didsbury, AB  T0M 0W0

ITEM 2   Date of Material Change:

February 1, 2009

ITEM 3   News Release:

A press release was issued on February 11, 2009 via News Wire Canada.

ITEM 4   Summary of Material Change:

JED announced that the resignation of Marcia L. Johnston as its Vice-President, Legal and Corporate Affairs, upon the termination of her employment with JED.  Ms. Johnston remains JED’s General Counsel and Corporate Secretary.

ITEM 5   Full Description of Material Change:

JED announced that the resignation of Marcia L. Johnston as its Vice-President, Legal and Corporate Affairs, upon the termination of her employment with JED.  Ms. Johnston as re-entered the private practice of law and remains JED’s General Counsel and Corporate Secretary.  Her termination as a full-time employee of JED was the result of down-sizing.  JED is currently under the protection of the Companies’ Creditors Arrangement Act (Canada).

ITEM 6   Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

ITEM 7   Omitted Information:

Not applicable.

ITEM 8   Executive Officer:

Marcia L. Johnston, Q.C.

Corporate Secretary(403) 875-4248

ITEM 9   Date of Report:

Dated at Cochrane, Alberta on February 11, 2009.